May 22, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director

Lisa Kohl, Legal Branch Chief

Scott Anderegg, Attorney Adviser

Regarding:	B. Riley Financial, Inc.

Registration Statement on Form S-3

Filed April 20, 2015

File No. 333-203534

Post-Effective Amendment No. 1 to Form S-1 on Form S-3

Filed April 20, 2015

File No. 333-198814

Dear Ms. Ransom:

This letter is in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to B. Riley Financial, Inc. (the “Company”), dated May 12, 2015, with respect to the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on Form S-3 (File No. 333-198814), filed by the Company on April 20, 2015 (the “Registration Statement Amendment”), and the Registration Statement on Form S-3 (File No. 333-203534), filed by the Company on April 20, 2015 (the “Universal Shelf”). For convenience, the text of the Staff’s comments appear below in boldface type, with the Company’s responses immediately below each comment in regular type. Capitalized terms used in the Company’s response and not defined herein have the meanings ascribed to them in the Registration Statement Amendment or Universal Shelf, as applicable.

Registration Statement Amendment and Universal Shelf:

Please provide us with a detailed legal analysis of your eligibility to register these offerings on Form S-3. In doing so, please show us how you determined that the aggregate market value of the voting and non-voting common equity held by your non-affiliates was $83,150,774 as of March 12, 2015.

Response:

The Company determined that it satisfies the registrant requirements set forth in Instruction I.A of Form S-3. The Company is incorporated under the laws of the State of Delaware, satisfying the conditions set forth in Instructions I.A.1 of Form S-3. The Company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, satisfying the conditions set forth in Instruction I.A.2 of Form S-3. The Company has filed all materials reports on a timely basis for the preceding 12 months as required pursuant to Instruction I.A.3 of Form S-3. Neither the Company nor its subsidiaries have failed to pay a dividend or sinking fund installment on preferred stock or defaulted on any installment or installments for borrowed money or on a material rental or long term lease, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole, as required pursuant to Instruction I.A.4 of Form S-3. The Company has satisfied all electronic filing obligations set forth in Instruction I.A.7 of Form S-3.

The Universal Shelf was filed on April 20, 2015, for purposes of registering the Company’s future primary offerings of its securities. Instruction I.B.1 of Form S-3 provides that primary offerings may be made on Form S-3 provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more as of a date within 60 days prior to the date of filing (the “$75 Million Test”).

The Registration Statement Amendment was filed on April 20, 2015, for purposes of effecting the re-sale of the Company’s securities held by the selling stockholders therein pursuant to the Company’s obligations under the Registration Rights Agreement, dated as of June 5, 2014, by and among the Company and the other signatories thereto. The Commission has provided guidance stating that an issuer which meets the $75 Million Test may use Form S-3 for secondary offerings, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association.1

March 12, 2015 is 40 days prior to the April 20, 2015 filing date of the Registration Statement Amendment and the Universal Shelf. As of March 12, 2015, non-affiliates had, collectively, the power to vote or dispose of 6,047,329, shares of the Company’s common stock. On March 12, 2015, the closing price of the Common Stock on the Over-the-Counter Bulletin Board was $13.75 per share. Thus, the aggregate market value of the Company’s common stock held by the non-affiliates was $83,150,773.75 (or, $83,150,774 when rounded to the nearest whole dollar), which exceeds the requirements of the $75 Million Test.

Thus, the Company satisfied the requirements for use of Form S-3 set forth in Instruction I.B.1 of Form S-3 in connection with the Registration Statement Amendment and the Universal Shelf.

Registration Statement Amendment

It appears that you are attempting to increase the number of shares covered by this registration statement to include 666,666 shares of common stock that were not previously registered. Please provide us with your analysis as to how you may register these securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

1 Securities and Exchange Commission, Compliance and Disclosure Interpretations, Question 116.14.

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Response:

In response to the Staff’s comment, the Company filed a Post-Effective Amendment No. 2 to Form S-1 on Form S-3 which deletes such 666,666 shares of Common Stock from the Registration Statement Amendment. The same shares have been added to the combined prospectus included in the Universal Shelf.

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We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. Please direct any comments or inquiries regarding the foregoing to me at (818) 746-9194 or pahn@greatamerican.com or to Scott Stanton at (858) 720-5141 or SStanton@mofo.com.

Very truly yours,

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Chief Financial Officer and Chief Operating Officer

cc:           Scott M. Stanton, Esq., Morrison & Foerster LLP

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